News Release

For Immediate Release

Stantec signs letter of intent to acquire New York City-based firm Vollmer Associates

EDMONTON AB; NEW YORK NY (January 12, 2007) TSX:STN; NYSE:SXC

Stantec announced today it has signed a letter of intent to acquire Vollmer Associates LLP, a 650-person firm headquartered in New York City. Vollmer provides engineering, architecture, planning, landscape architecture, and survey services focused on the transportation sector, from offices throughout the northeast United States. The transaction is expected to close in April.

“The addition of Vollmer Associates will be very strategic for Stantec” says Tony Franceschini, Stantec President & CEO. “It will significantly increase the size of our transportation practice, enhance our service offering in transportation particularly in specialized areas such as toll roads and major transit systems, and add critical mass to our US East operations with a major presence in New York City.”

Stantec, with more than 6,000 employees and over 80 locations, is a North American firm providing professional design and consulting services in planning, engineering, architecture, surveying, and project management. In 2005, Vollmer Associates gross revenue was approximately US$80 million.

“We’re excited about the prospect of joining Stantec and believe that this will offer many benefits to our staff and clients,” says Gerry Nielsten, Vollmer Managing Partner. “Our combined transportation practice will be more comprehensive with a broader geographic presence and access to more service specialists and experts. Our staff will have the opportunity to work on more diverse projects nationally, be supported by more robust technology systems and will enjoy greater career opportunities. Our clients will have access to a wider range of services and experts for their projects.”

The Engineering News Record included Vollmer in the top 50 US transportation design firms in 2006. The firm has won many awards for its work including Project of the Year from the New York Construction News for the Columbus Circle Reconstruction in Manhattan, which reestablished the monument as one of Central Park’s four grand entrances. The company has also won awards for its work on the Hearst Office Tower (New York Construction News 2006 Project of the Year) and the Times Square Station Rehabilitation.

For more information visit http://announcements.stantec.com/vollmer

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. The Company supports public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Vollmer Contact Gerry Nielsten Vollmer Managing Partner Tel: (212) 366-5600 nielsten@vollmer.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com stantec.com